UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-8176

    SouthWest Water Company

(Exact name of registrant as specified in its charter)

    One Wilshire Building, 624 South Grand Avenue, Suite 2900

Los Angelos, California 90017-3782

(213) 929-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

    Common Stock, par value $0.01 per share; Convertible Subordinate Debentures due 2021

(Title of each class of securities covered by this Form)

    None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

Convertible Subordinate Debentures: 38

Pursuant to the requirements of the Securities Exchange Act of 1934, SouthWest Water Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 23, 2010	SOUTHWEST WATER COMPANY

	By:	/S/ FLOYD E. WICKS
	Name:	Floyd E. Wicks
	Title:	Chief Executive Officer and President